SEC FILE NUMBER 0000863015
CUSIP NUMBER 464592104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check one):  ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR
For Period Ended:  January 28, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:______________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ISLE OF CAPRI CASINOS, INC

Full Name of Registrant

Former Name if Applicable

600 Emerson Road, Suite 300

Address of Principle Executive Office

Saint Louis, MO 63141

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Isle of Capri Casinos, Inc. (the “Company”) has determined that it is unable to file its Form 10-Q for the quarter ended January 28, 2007 by the March 9, 2007 due date or by March 14, 2007, the five-day extension period referred to in Rule 12b-25 promulgated by the Securities and Exchange Commission (the “SEC”).

The Company announced on March 12, 2007 that it would restate its financial statements for the fiscal years ended April 25, 2004, April 24, 2005 and April 30, 2006 and the quarterly results for fiscal 2005 and 2006 included therein, and for the first two quarters of fiscal 2007. The Company is assessing the time frame in which it expects to complete and file the restated financial statements and its Form 10-Q for the fiscal quarter ended January 28, 2007.

The Company expects these adjustments to result in a reduction of its retained earnings through the fiscal quarter ended October 29, 2006 in an amount not to exceed $12 million, which includes adjustments related to periods prior to fiscal 2004 of approximately $6.0 to $7.0 million primarily related to amortization of intangible assets as discussed below.

The restatement primarily relates to the certain lease accounting issues related to the space being leased for the Company’s new casino in Coventry, England, statutory audit adjustments for a United Kingdom subsidiary and adjustments related to the amortization of certain intangible assets related to customer lists and berthing rights, which should have been fully expensed prior to fiscal year 2004.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Donn R. Mitchell, II     (314) 813-9200

(Name)             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company does expect the results of operations for the third fiscal quarter of 2007 to be different from the results of the corresponding period of fiscal year 2006, primarily due to operations being negatively impacted by severe weather conditions, increased competition in the Company’s markets, significant pre-opening costs related to various casino developments and adoption of new accounting policies related to stock based compensation. The Company cannot currently estimate the change in results due to the restatement of its financial statements as discussed above.

Isle of Capri Casinos, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	3/12/2007	By:	/s/Donn R. Mitchell, II

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.